HYNES & HOWES INSURANCE COUNSELORS, INC.
                 Computation of Earnings (Loss) Per Common Share
             For the Three Months Ended December 31, 1997 and 1996
                                  (Unaudited)


                                  Three Months Ended
                                     December 31,
                                    1997        1996

Common Shares Outstanding:

  Beginning of Period         11,226,699  11,226,699

  End of Period               11,226,699  11,226,699

Average Number of Shares
  Outstanding for the Period  11,226,699  11,226,699

  Net Income (Loss)           $    1,140  $    9,609

Earnings (Loss) Per Common Share:

   Net Income                 $     0.00  $     0.00